October 29, 2021

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 163 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Quantified Alternative Investment Fund and the Quantified Evolution Plus Fund (the "Funds"), each a series of the Trust. The main purpose of the filing is to amend strategy and risk disclosures related to the inclusion of:

(i)	Bitcoin-related investments for both Funds; and

(ii)	a wholly-owned subsidiary to house certain Bitcoin-related investments that would not otherwise provide qualifying income under Subchapter M of the Internal Revenue Code for the Quantified Alternative Investment Fund.

The Registrant requests selective review of this amendment and has included a marked version of affected parts of the prospectus section of the amendment to aid in the staff’s review. The Registrant requests that the review be limited to the marked changes related to the wholly-owned subsidiary and Bitcoin-related investments.

The Registrant notes that the Trust’s prior registration statement adding Bitcoin-related investments for the Hundredfold Select Alternative Fund was recently reviewed by the staff (see Post-Effective Amendment number 160 filed July 1, 2021, https://www.sec.gov/Archives/edgar/data/1556505/000158064221002965/hundredfold485b.htm reflecting staff comments on the Rule 485(a) filing made May 5, 2021.

The Registrant notes that the Trust’s prior registration statement adding a wholly-owned subsidiary for the Quantified Evolution Plus Fund was fairly recently reviewed by the staff (see Post-Effective Amendment number 108 filed November 27, 2019,

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https://www.sec.gov/Archives/edgar/data/1556505/000158064219005334/quantified485b.htm reflecting staff comments on the Rule 485(a) filing made October 1, 2019.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

Parker Bridgeport

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